# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Bolt Projects Holdings, Inc., CIK 0001841125
CUSIP: 09769B107
Title of class of securities: Common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2261 Market Street, Suite 5447, San Francisco, California (CA), 94114
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001021944

## Reporting persons
- Temasek Holdings (Private) Limited: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Singapore (U0); shared voting power 123,593; shared dispositive power 123,593; aggregate amount beneficially owned 123,593 (3% of the class)
  Comment: Based on 4,084,493 shares of the Issuer's common stock outstanding as of October 20, 2025, as set forth in the Issuer's Definitive Proxy Statement on Schedule 14A (the "Proxy Statement") filed with the Securities and Exchange Commission on October 27, 2025.
- Tembusu Capital Pte. Ltd.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Singapore (U0); shared voting power 123,593; shared dispositive power 123,593; aggregate amount beneficially owned 123,593 (3% of the class)
  Comment: Based on 4,084,493 shares of the Issuer's common stock outstanding as of October 20, 2025, as set forth in the Issuer's Proxy Statement.
- Thomson Capital Pte. Ltd.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Singapore (U0); shared voting power 123,593; shared dispositive power 123,593; aggregate amount beneficially owned 123,593 (3% of the class)
  Comment: Based on 4,084,493 shares of the Issuer's common stock outstanding as of October 20, 2025, as set forth in the Issuer's Proxy Statement.
- Anderson Investments Pte. Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); shared voting power 123,593; shared dispositive power 123,593; aggregate amount beneficially owned 123,593 (3% of the class)
  Comment: Based on 4,084,493 shares of the Issuer's common stock outstanding as of October 20, 2025, as set forth in the Issuer's Proxy Statement.

## Item 1. Issuer
Name of issuer: Bolt Projects Holdings, Inc.
Address of issuer's principal executive offices: 2261 Market Street, Suite 5447, San Francisco, California 94114

## Item 2. Person Filing
Name of person filing:
(i) Temasek Holdings (Private) Limited ("Temasek");
(ii) Tembusu Capital Pte. Ltd. ("Tembusu");
(iii) Thomson Capital Pte. Ltd. ("Thomson"); and
(iv) Anderson Investments Pte. Ltd. ("Anderson" and, together with Temasek, Tembusu and Thomson, the "Reporting Persons")
Address of principal business office or, if none, residence:
Each of the Reporting Persons:

60B Orchard Road
#06-18
The Atrium@Orchard
Singapore 238891
Citizenship: Each of the Reporting Persons: Republic of Singapore

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of September 30, 2025, Anderson directly owned in aggregate 123,593 shares of Common Stock.

Anderson is a wholly-owned subsidiary of Thomson, which in turn is a wholly-owned subsidiary of Tembusu, which in turn is a wholly-owned subsidiary of Temasek. Temasek, Tembusu and Thomson, through the ownership described herein, may be deemed to beneficially own the shares of Common Stock directly owned by Anderson.
Percent of class:
Temasek, Tembusu, Thomson and Anderson: 3.0%

The percentage above is based on 4,084,493 shares of the Issuer's common stock outstanding as of October 20, 2025, as set forth in the Proxy Statement.
Shared power to vote or to direct the vote: Temasek, Tembusu, Thomson and Anderson: 123,593
Shared power to dispose or to direct the disposition: Temasek, Tembusu, Thomson and Anderson: 123,593

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Temasek Holdings (Private) Limited: /s/ Jason Norman Lee, Jason Norman Lee / Authorized Signatory (11/10/2025)
- Tembusu Capital Pte. Ltd.: /s/ Gregory Tan, Gregory Tan / Director (11/10/2025)
- Thomson Capital Pte. Ltd.: /s/ Ng JianZhong, Ng JianZhong / Director (11/10/2025)
- Anderson Investments Pte. Ltd.: /s/ Tan Yee Pin, Stanley, Tan Yee Pin, Stanley / Director (11/10/2025)